                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
  13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2(b)

                       LONE STAR STEAKHOUSE & SALOON, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    542307103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event which requires Filing of this Statement)

            Check the  appropriate  box to designate  the rule pursuant to which this Schedule is filed:

/ /           Rule 13d - 1(b)
/ /           Rule 13d - 1(c)
/x/           Rule 13d - 1(d)

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CUSIP No. 542307103                   13G                      Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     JAMIE B. COULTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                 Not applicable                          (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         5      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   3,557,782 (1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   6      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                               3,557,782 (1)
               -----------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,557,782 (1)
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    16.5% (2)
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON

                    IN
================================================================================

(1)    Includes  presently  exercisable  options to purchase 1,162,389 shares of
       Common Stock.  Does not include 177,145 shares by Intrust Bank as Trustee of a Rabbi Trust for Lone Star Steakhouse & Saloon, Inc. (the "Company").
       Under the terms of the Lone Star  Steakhouse & Saloon,  Inc. Stock Option
       Deferred  Compensation  Plan,  Mr. Coulter defers receipt of the value of his deferred  compensation account until 30 days after the termination of his employment with the Company.

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CUSIP No. 542307103                   13G                      Page 3 of 7 Pages
-----------------------                                     --------------------

(2)    Based on  20,384,294  shares of Common Stock as reported in the Company's
       Proxy Statement for the Special Meeting of Stockholders  held on December
       15, 2004 and an additional 1,162,389 shares of Common Stock issuable upon the exercise of presently exercisable options.

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CUSIP No. 542307103                   13G                      Page 4 of 7 Pages
-----------------------                                     --------------------

Item 1(a).  Name of Issuer:

               Lone Star Steakhouse & Saloon, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

               224 E. Douglas, Suite 700, Wichita, Kansas 67202

Item 2(a).  Name of Person Filing:

               Jamie B. Coulter

Item 2(b).  Address of Principal Business Office or, if None, Residence:

               224 E. Douglas, Suite 700, Wichita, Kansas 67202

Item 2(c).  Citizenship:

               United States of America

Item 2(d).  Title of Class of Securities:

               Common Stock, par value $.01

Item 2(e).  CUSIP Number:

               542307103

Item 3.     If this statement is filed pursuant to Rules 13d-1(b),  or 13d-2(b), check whether the person filing is a:

               Not Applicable

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CUSIP No. 542307103                   13G                      Page 5 of 7 Pages
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Item 4.  Ownership.

            If the  percent of the class  owned,  as of  December 31 of the year covered by the statement,  or as of the last day of any month  described in Rule
13d-1  (b)(2),  if  applicable,  exceeds  five  percent,  provide the  following information  as of that date and identify those shares which there is a right to acquire.

            (a)   Amount beneficially owned:

                  *3,557,782

            (b)   Percent of class:

                  **16.5%

            (c)   Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote - *3,557,782

                  (ii)   Shared power to vote or to direct the vote - None

                  (iii)  Sole  power to dispose or to direct the disposition of
                         - *3,557,782

                  (iv)   Shared power to dispose or to direct the disposition of
                         - None

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security  Being  Reported on by the Parent  Holding  Company or Control
         Person.

                  Not applicable.

------------------------------
* Includes presently  exercisable options to purchase 1,162,389 shares of Common
Stock.  Does not include  177,145  shares by Intrust  Bank as Trustee of a Rabbi
Trust for the  Company.  Under the terms of the Lone Star  Steakhouse  & Saloon,
Inc. Stock Option Deferred  Compensation Plan, Mr. Coulter defers receipt of the value of his deferred  compensation  account until 30 days after the termination of his employment with the Company.

** Based on 20,384,294 shares of Common Stock as reported in the Company's Proxy
Statement for the Special Meeting of Stockholders  held on December 15, 2004 and an  additional  1,162,389  shares of Common Stock  issuable upon the exercise of presently exercisable options.

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CUSIP No. 542307103                   13G                      Page 6 of 7 Pages
-----------------------                                     --------------------

Item 8.     Identification and Classification of Members of the Group.

                        Not applicable.

Item 9.     Notice of Dissolution of Group.

                        Not applicable.

Item 10.  Certification.

                        Not applicable.

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CUSIP No. 542307103                   13G                      Page 7 of 7 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

                                   February 10, 2005
                                   -----------------
                                   (Date)

                                   /s/ Jamie B. Coulter
                                   -----------------------
                                   (Signature)